Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual and Special Meeting to be held on May 29, 2025 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. adjournment Every holder or has postponement the right to appoint thereof. some If you other wish person to appoint or company a person of or their company choice, other who than need the not persons be a holder, whose to attend names and are printed act on their herein, behalf please at the insert meeting the name or any of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.5. as The recommended securities represented by Management. by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted 6. The securities represented by this proxy will be voted in favour of or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 a.m., Eastern Time,on May 27, 2025. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Fold To Vote Using the Telephone Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. To Electronically Receive Documents You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. You can attend the meeting virtually by visiting the URL provided on the back of this proxy. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 022Q4A

Appointment of Proxyholder I/We being shareholder(s) of BRP Inc., hereby appoint(s): Print the name of the person you are Mr. José Boisjoli, or failing this person Mr. Martin Langelier. appointing if this person is someone other than the Management Nominees listed herein. OR Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/BRP and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. As my/our proxyholder, with full power of substitution, to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of Shareholders of BRP Inc. (the “Corporation”), to be held on May 29, 2025 at 11:00 a.m. (Eastern Time) in a virtual-only format at https://meetings.lumiconnect.com/400-202-255-442, or at any postponement or adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Election of Directors For Against 01. Elaine Beaudoin 04. José Boisjoli 07. Katherine Kountze 10. Michael Ross 02. Pierre Beaudoin 05. Charles Bombardier 08. Nicholas Nomicos 11. Barbara Samardzich For Against 03. Joshua Bekenstein 06. Ernesto M. Hernández 09. Edward Philip 12. Hildegard Maria Wortmann For Against Fold 2. Appointment of Independent Auditor Appointment of Deloitte LLP, Chartered Professional Accountants, as Independent Auditor of the Corporation. For Withhold 3. Advisory Vote on Executive Compensation Adoption of an advisory non-binding resolution in respect of the Corporation’s approach to executive compensation, as more particularly described in the Management Proxy Circular (the “Circular”) dated April 23, 2025, which can be found at the Corporation’s website at ir.brp.com and under its profile on SEDAR at www.sedarplus.ca. For Against 4. Vote on the adoption of LTI Resolution Adoption of an ordinary resolution of Disinterested Shareholders (as defined in the Circular) in respect of the Special LTI Program (as defined in the Circular), as more particularly described in the Circular. For Against Fold Authorized Signature(s) – This section must be completed for your instructions to be executed.I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signature(s) Date Signing Capacity Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. QRPQ 379193 AR1 022Q5B